================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                                   -----------


                              GEOWORKS CORPORATION
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

COMMON STOCK, $0.001 PAR VALUE PER SHARE                   373692-10-2
----------------------------------------           -----------------------------
     (TITLE OF CLASS OF SECURITIES)                       (CUSIP NUMBER)

                                 AUGUST 31, 2000
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

 [   ] RULE 13d-1(b)
 [ X ] RULE 13d-1(c)
 [   ] RULE 13d-1(d)

                                   ----------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on Following Pages
                                Page 1 of 9 Pages

================================================================================

--------------------------------           -------------------------------------
CUSIP No. 373692-10-2                13G                  Page 2 of 9
--------------------------------           -------------------------------------

--------------------------------------------------------------------------------
           1      NAMES OF REPORTING PERSONS: SCIENCE APPLICATIONS INTERNATIONAL
                                              CORPORATION

                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS      95-3630868
                  (ENTITIES ONLY):
--------------------------------------------------------------------------------
           2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (SEE INSTRUCTIONS):
                                                                    (a) [_]
                                                                    (b) [_]
--------------------------------------------------------------------------------
           3      SEC USE ONLY

--------------------------------------------------------------------------------
           4      CITIZENSHIP OR PLACE OF ORGANIZATION:
                  DELAWARE
--------------------------------------------------------------------------------
          NUMBER OF              5    SOLE VOTING POWER:
            SHARES                    NONE
                                ------------------------------------------------
         BENEFICIALLY            6    SHARED VOTING POWER:
           OWNED BY                   3,017,881
                                ------------------------------------------------
             EACH                7    SOLE DISPOSITIVE POWER:
           REPORTING                  NONE
                                ------------------------------------------------
         PERSON WITH             8    SHARED DISPOSITIVE POWER:
                                      3,017,881
--------------------------------------------------------------------------------
           9              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                          REPORTING PERSON:
                          3,017,881
--------------------------------------------------------------------------------
           10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
                                                                        [ ]
--------------------------------------------------------------------------------
           11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
                          13.7%
--------------------------------------------------------------------------------
           12             TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
                          CO
--------------------------------------------------------------------------------

--------------------------------           -------------------------------------
CUSIP No. 373692-10-2                13G                  Page 3 of 9
--------------------------------           -------------------------------------

--------------------------------------------------------------------------------
           1      NAMES OF REPORTING PERSONS: TELECORDIA VENTURE CAPITAL
                                              CORPORATION

                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS      94-3366893
                  (ENTITIES ONLY):
--------------------------------------------------------------------------------
           2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (SEE INSTRUCTIONS):
                                                                    (a) [_]
                                                                    (b) [_]
--------------------------------------------------------------------------------
           3      SEC USE ONLY

--------------------------------------------------------------------------------
           4      CITIZENSHIP OR PLACE OF ORGANIZATION:
                  NEVADA
--------------------------------------------------------------------------------
          NUMBER OF              5    SOLE VOTING POWER:
            SHARES                    NONE
                                ------------------------------------------------
         BENEFICIALLY            6    SHARED VOTING POWER:
           OWNED BY                   3,017,881
                                ------------------------------------------------
             EACH                7    SOLE DISPOSITIVE POWER:
           REPORTING                  NONE
                                ------------------------------------------------
         PERSON WITH             8    SHARED DISPOSITIVE POWER:
                                      3,017,881
--------------------------------------------------------------------------------
           9              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                          REPORTING PERSON:
                          3,017,881
--------------------------------------------------------------------------------
           10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
                                                                        [ ]
--------------------------------------------------------------------------------
           11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
                          13.7%
--------------------------------------------------------------------------------
           12             TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
                          CO
--------------------------------------------------------------------------------

ITEM 1(a).        NAME OF ISSUER:

                  Geoworks Corporation

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  960 Atlantic Avenue, Alameda, California  94501

ITEM 2(a).        NAME OF PERSON FILING:

                  Item 2(a) is hereby amended and restated as follows:

                  (i) Science Applications International Corporation, a Delaware corporation ("SAIC"); and (ii) Telcordia Venture Capital Corporation, a Nevada corporation ("TVCC") and wholly owned subsidiary of Telcordia Technologies, Inc., a wholly-owned subsidiary of SAIC. SAIC and TVCC are collectively referred to herein as the "Reporting Persons."

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  Item 2(b) is hereby amended and restated as follows:

                  The address of the principal business office of SAIC is 10260 Campus Point Drive, San Diego, California 92121, and the address of the principal business office of TVCC is 3993 Howard Hughes Parkway, Suite 570, Las Vegas, Nevada 89109.

ITEM 2(c).        CITIZENSHIP:

                  Item 2(c) is hereby amended and restated as follows:

                  SAIC is incorporated in Delaware and TVCC is incorporated in Nevada.

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, $0.001 par value per share.

ITEM 2(e).        CUSIP NUMBER:

                  373692-10-2

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  (a)  [ ] Broker or dealer registered under Section 15 of the
                           Act;

                  (b)  [ ] Bank as defined in Section 3(a)(6) of the Act;

                  (c)  [ ] Insurance company as defined in Section 3(a)(19) of the Act;

                  (d)  [ ] Investment company registered under Section 8 of the
                           Investment Company Act of 1940;

                  (e)  [ ] An investment adviser in accordance with Rule
                           13d-1(b)(1)(ii)(E);

                  (f)  [ ] An employee benefit plan or endowment fund in
                           accordance with Rule 13d-1(b)(1)(ii)(F);

                  (g)  [ ] A parent holding company or control person in
                           accordance with Rule 13d-1(b)(1)(ii)(G);

                  (h)  [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

                  (i)  [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

                  (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.           OWNERSHIP.

                  Item 4 is hereby amended and restated as follows:

                  The response of each of SAIC and TVCC to Items 5 through 11 of each of their respective Cover Sheets which relate to the beneficial ownership of the Common Stock of the Issuer is incorporated herein by reference. The percentage ownership of each of SAIC and TVCC is based upon 22,073,808 shares of Common Stock believed by them to be outstanding as of November 1, 2000, as stated in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000.


ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [__].

                  Not applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10.          CERTIFICATION

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    February 12, 2001

                           SCIENCE APPLICATIONS INTERNATIONAL CORPORATION



                           By:       /s/   DOUGLAS E. SCOTT
                               -------------------------------------------------
                               Name:  Douglas E. Scott
                               Title: Senior Vice President and General Counsel



                           TELCORDIA VENTURE CAPITAL CORPORATION



                           By:       /s/   IRA J. MILLER
                               -------------------------------------------------
                               Name:  Ira J. Miller
                               Title: Chief Financial Officer

                                  EXHIBIT INDEX


     Exhibit No.                            Document                                             Page No.
     -----------                            --------                                             --------
          1             Joint Filing Agreement, dated February 12, 2001, between Science             9
                        Applications International Corporation and Telcordia Venture
                        Capital Corporation to file joint statement on Schedule 13G
